SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Bancorp Rhode Island, Inc.
                                (Name of Issuer)

                     Common Stock $0.01 par value per share
                         (Title of Class of securities)

                                   059690 10 7
                                 (CUSIP Number)

                                September 1, 2000
             (Date Of Event Which Requires Filing of this Statement)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                                        Richard A. Grills

  2      Check the Appropriate Box if a Member of a Group     (a)
         (See Instructions)                                   (b)
                      Not Applicable

  3      SEC Use Only

  4      Citizenship or Place of Organization

                                                          United States

                       Number of               5      Sole Voting Power
                         Shares                                249,995
                      Beneficially
                        Owned by               6      Shared Voting Power
                          Each                                       0
                       Reporting
                      Person With              7      Sole Dispositive Power
                                                               249,995

                                               8      Shared Dispositive Power
                                                                     0

   9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               249,995

  10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                        (See Instructions)


  11      Percent of Class Represented by Amount in Row (9)

                                                                 6.7%*

  12      Type of Reporting Person (See Instructions)

                                                               IN

  14      Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [ ] Rule 13d-1(c)
                               [X] Rule 13d-1(d)




* Does not include Non-Voting Common Stock.

Item 1

Item 1(a) Name of Issuer:

         Bancorp Rhode Island, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         One Turks Head Place
         Providence, RI 02903
Item 2

2(a) Name of Person Filing:

         Richard A. Grills

2(b) Address or Principal Business Office or, if none, Residence:

         Bradford Dyeing Association
         460 Bradford Street
         Westerly, Rhode Island 02891

2(c) Citizenship:

         United States

2(d) Title of Class of Securities:

         Common Stock, par value $0.01 per share

2(e) CUSIP No.:

         059690 10 7

Item 3.
         Not Applicable

Item 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
         Item 1.

a.       Amount Beneficially Owned:

                  249,995 shares of Common Stock all of which are held in a trust over which Mr. Grills sole voting power and sole power to direct the disposition.

b.       Percent of class

                  6.7%*

c.       Number of shares as to which such person has:

i.       Sole power to vote or to direct the vote .......................249,995
ii.      Shared power to vote or to direct the vote............................0
iii.     Sole power to dispose or to direct the disposition of ..........249,995
iv.      Shared power to dispose or to direct the disposition of. .............0

Item 5.
         Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.
         Not Applicable

Item 7.
         Not Applicable

Item 8.
         Not Applicable

Item 9.
         Not Applicable
Item 10.

* Does not include Non-Voting Common Stock
         Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated   February 12, 2001


                                        /s/  Richard A. Grills
                                        -------------------------------
                                  Name       Richard A. Grills